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                           June 26, 2024

       David Sigmon
       General Counsel
       Greenlight Capital Re, Ltd.
       65 Market Street, Suite 1207, Jasmine Court
       P.O. Box 31110
       Camana Bay
       Grand Cayman, KY1-1205
       Cayman Islands

                                                        Re: Greenlight Capital
Re, Ltd.
                                                            Registration
Statement on Form S-3
                                                            Filed June 21, 2024
                                                            File No. 333-280421

       Dear David Sigmon:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact John
Stickel at 202-551-3324 with any questions.




                           Sincerely,


                           Division of Corporation Finance

                           Office of Finance